Exhibit 99.1

Tiger Media Announces Acquisition of 8 Key Leases From its Luxury Mall LCD Partner; Provides
Business Update

Shanghai, China, June 19, 2013 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today announced it had acquired eight key lease contracts from Symbol Media Corporation (“Symbol Media”), which will allow the Company to take 100% control of the eight key Shanghai shopping center locations. As of June 30, 2013, the Company expects to have completed the installation of 77 LCD advertising and media screens in Shanghai at 13 different locations within seven prominent shopping districts. Consideration for the transaction was US$2.2 million which will be paid through the issuance of 2.05 million Tiger Media ordinary shares to Symbol Media. The Company also announced that the U.S. Securities and Exchange Commission (“SEC”) had notified the Company that it had completed its investigation that formally begun in November 2010 and recommended that no enforcement action be taken against the Company.

The Company and Symbol Media had originally entered into a joint venture arrangement for the Luxury Mall LCD media business, with Tiger Media owning 51% and Symbol Media owning 49% of the venture. Given the rapid deployment of these screens and the importance of this growing network to the Company’s business objectives of seeking larger advertising contracts with a greater number of advertisers, the Company determined to consolidate cash flow and phase out the joint venture arrangement, with the Company acquiring these assets outright. Symbol Media is majority owned and controlled by Stephen Zhu, the Chief Operating Officer of China Operations for a Company subsidiary with a minority interest held by Peter Tan, the Company’s CEO and a member of the Company’s Board of Directors.

The LCD screens vary in size and system configuration based upon the location, with a length of between 42-82 inches. The LCD screens are typically installed in high traffic junctions with close proximity to the point of purchase for high end retailers. Our typical ad runs for a 10 second duration between 8am and 11pm. Recent advertising successes have included a campaign in April 2013 for a major international soft drink company, and campaigns in May 2013 for a major international cosmetics company and a leading fast-food retailer. In June 2013, we launched a campaign for a major international tourism authority. Contracted upcoming campaigns encompass numerous luxury advertisers including an European clothing line, liquor, jewelry and a watch manufacturer.

We expect to add two prominent installations from our Home Inns network this summer. The billboards are being installed on Yan An Road, the most trafficked highway in Shanghai. We are also considering adding digital displays within our Hong Kong based billboard network, which includes the largest sports and performance venues in the market including the Hong Kong Coliseum, Hong Kong Stadium and the Queen Elizabeth Stadium.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, remarked, “Our Luxury Mall LCD network has grown significantly in 2013 and we believed it was an optimal time to fully consolidate the economic interest of the eight key leases in Shanghai. As a result of aggressive building out, we can now sell all of our existing locations as a network to increase our revenue. The Digital Display LCD sector is a very attractive sector within the Greater China outdoor industry, with industry revenue growing 35% in 2012 from RMB 5.4 billion in 2011 to RMB 7.3 billion, according to China Outdoor Data Corporation. We are also pleased with the key locations that we expect to launch with our Home Inns concession although we anticipate a slower pace of deployment. In addition, we have several other strategic concessions in progress that could create additional long-term revenue opportunities, strengthen and diversify our offerings in China’s media sector, deepen our national presence and further enhance shareholder value.“

The Company expects that it will file its half year results for the six months ended June 30, 2013 in a timely manner. In addition, on May 23, 2013, the Company received a letter from the SEC that it had completed its investigation and that it recommended no enforcement action against the Company, ending the investigation that was the subject of our restatement of financial results first announced in August 2010.

About Tiger Media

Tiger Media is a multi-platform media company based in Shanghai, China. Tiger Media operates a network of high-impact LCD media screens located in the central business district areas in Shanghai. Tiger Media’s core LCD media platforms are complemented by other digital media formats that it is developing including transit advertising and traditional billboards, which together enable it to provide multi-platform, “cross-over” services for its local, national and international advertising clients. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, whether we will have completed the installation of the advertising and media screens in Shanghai as of June 30, 2013; whether selling additional LCD screens will result in larger advertising contracts with a greater number of advertisers, whether we will be able to launch the Home Inns installations; whether we will add digital displays within our Hong Kong based billboard network; whether it is an optimal time to fully consolidate the economic interest of the eight key leases in Shanghai; whether we will be able strengthen and diversify our offerings in China’s media sector and deepen our national presence; whether we will timely file our financial statements; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Paul Conway, 0118613918844646
ir@searchmediaholdings.com